Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Provides Corporate Update

     <<
     -   Plans in place to create value
     -   PREVU(x) appeal to be reviewed by FDA Commissioner's office
     -   Agreement with AstraZeneca terminating
     -   Trading on the Pink Sheets (PREMF.pk)
     >>

     TORONTO, Sept. 16 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD) today offered a corporate update on the activities of the company and indicated that an appeal to the U.S. Food and Drug Administration (the "FDA")
regarding the non-approvable decision for the expanded indications for use of the company's skin cholesterol test will be reviewed by the Commissioner's
Office.
     "We have discussed the issues with the ombudsman for the Commissioner's office and have been directed to prepare detailed documentation of the issues, including what we disagree with from the previous appeal and what we want changed. We expect to have these documents submitted shortly," stated
Dr. Brent Norton, president and CEO of PreMD. "The primary scientific data for the expansion of the indications for use are based on the PASA clinical study, the results of which were published in American Journal of Cardiology in April of this year."
     Dr. Norton continued: "We believe the future is improving for PreMD. We currently have a plan that allows us to capitalize on our years of work with skin cholesterol for heart disease detection (PREVU(x)) and our knowledge of skin to exploit opportunities in the cosmetics field. This includes looking at revenue generating opportunities for PREVU(x) with companies like Medivon, LLC as well as others in Canada, the UK and Asia. As well, we continue to advance our colorectal, lung and breast cancer detection products with significant clinical trials that are expected to conclude this fall. Part of this plan requires monetizing various tangible and intangible assets and raising capital over the short term to fund operations. The Company is in the process of giving effect to these plans, however, there can be no guarantee that these actions will be successful."
     "After a very positive relationship over the last 18 months we have agreed with AstraZeneca Pharmaceuticals LP, to terminate our License,
Development and Supply Agreement. Our relationship is such that I believe there may still be opportunities with AstraZeneca, especially if our appeal to the Commissioners Office is successful. However, at this time we need to be able to go forward with PREVU(x) in the U.S. markets using its already cleared indications for use. We had been developing certain sales channels in the U.S.
which were halted while we worked with AstraZeneca, now we will be able to develop these opportunities."
     The company has been advised that its securities are currently trading in the U.S. on the Pink Sheets, an electronic quotation service for securities traded over-the-counter, under the stock symbol PREMF.pk. PreMD continues to trade on the Toronto Stock Exchange (the "TSX") under the stock symbol PMD.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President Finance and
CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 09:00e 16-SEP-08